Exhibit 99.1

Perion Network Ltd. Announces Launch of Proposed Follow-on Offering of
Ordinary Shares

Tel Aviv & New York – January 19, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – today announced that it has launched a proposed follow-on public offering of approximately $50 million of its ordinary shares. The ordinary shares are being offered by the Company pursuant to an effective shelf registration statement on file with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the Company expects to grant the underwriters a 30-day option to purchase additional ordinary shares to be sold in the offering on the same terms and conditions.

Perion’s ordinary shares are listed on the Nasdaq Global Select Market and TASE under the ticker symbols “PERI” and “PERI.TA”, respectively.

Oppenheimer & Co. Inc. and Stifel, Nicolaus & Company, Incorporated are acting as joint book-running managers in this offering. Roth Capital Partners and Lake Street Capital Markets, LLC are acting as co-managers. Needham & Co. is serving as an advisor of the Company.

Perion intends to use the net proceeds from the offering as additional working capital, for funding the growth of its business, including potentially, funding any merger or acquisition opportunities that may arise with companies that have products, services and technologies that are complementary to its business, and for general corporate purposes.

A shelf registration statement relating to the ordinary shares to be issued in the proposed offering was filed with the SEC and is effective. A prospectus supplement and accompanying base prospectus relating to and describing the final terms of the offering will be available on the SEC’s website located at  www.sec.gov or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at +1 (212) 667-8055, or by email at EquityProspectus@opco.com; Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, California 94101, by telephone at +1 (415) 364-2720, or by email at syndprospectus@stifel.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Perion Network Ltd.

Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently and successfully “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising.  This diversification positions Perion for growth as budgets shift across categories.

Contact
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.